EXHIBIT 23.2

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-68929 and 333-64242 of Gevity HR, Inc. on Form S-8 of our report dated March 6, 2003, which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company changing from gross revenue reporting to net revenue reporting for worksite employee salaries, wages and payroll-related taxes and the Company’s changing its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, appearing in the Annual Report on Form 10-K of Gevity HR, Inc. for the year ended December 31, 2002.

Deloitte & Touche LLP

Tampa, Florida

March 26, 2003